UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

THE WILLIAMS COMPANIES, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

      969457100
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019
(212) 474-6700

Eric W. Mandelblatt
Soroban Capital Partners LLC
444 Madison Avenue, 21st Floor
New York, New York 10022
(212) 314-1300

COPIES TO:
Jeffrey Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

             February 13, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 10 Pages

CUSIP No. 969457100	Page 2 of 10 Pages

1           Names of Reporting Persons

CORVEX MANAGEMENT LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		38,988,960*
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 38,988,960*
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

59,988,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.78*†%

14           Type of Reporting Person (See Instructions)

PN; IA
______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 8,088,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 3 of 10 Pages

1           Names of Reporting Persons

KEITH MEISTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		38,988,960*
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 38,988,960*
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

59,988,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
*
[   ]

13           Percent of Class Represented By Amount in Row (11)

8.78*†%

14           Type of Reporting Person (See Instructions)

IN; HC
______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 8,088,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 4 of 10 Pages

1           Names of Reporting Persons

SOROBAN MASTER FUND LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

CAYMAN ISLANDS

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 21,000,000*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		21,000,000*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

59,988,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.78*†%

14           Type of Reporting Person (See Instructions)

PN
______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 8,088,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 5 of 10 Pages

1           Names of Reporting Persons

SOROBAN CAPITAL PARTNERS LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 21,000,000*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		21,000,000*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

59,988,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.78*†%

14           Type of Reporting Person (See Instructions)

OO, IA
______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 8,088,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 6 of 10 Pages

1           Names of Reporting Persons

ERIC W. MANDELBLATT

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 21,000,000*
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		21,000,000*

11           Aggregate Amount Beneficially Owned by Each Reporting Person

59,988,960*†

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.78*†%

14           Type of Reporting Person (See Instructions)

HC, IN
______________
* See Items 5 and 6.
† Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled options disclosed in Item 6 referencing an additional 8,088,000 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 68,076,960 share equivalents representing 9.96% of the outstanding shares.

CUSIP No. 969457100	Page 7 of 10 Pages

This Amendment No. 4 supplements the information set forth in the Schedule 13D filed by Corvex Management LP, Keith Meister, Soroban Master Fund LP, Soroban Capital Partners LLC, and Eric W. Mandelblatt with the United States Securities and Exchange Commission on December 16, 2013, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of The Williams Companies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.                 Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares as follows:

(a)           Corvex used working capital of the Corvex Funds to purchase the 38,988,960 Shares reported herein that are beneficially owned by the Corvex Persons.  The total purchase price for such 38,988,960 Shares was approximately $1,462,282,583.

(b)           SMF Fund used its working capital to purchase the 21,000,000 Shares reported herein, which are beneficially owned by the Soroban Persons.  The total purchase price for such 21,000,000 Shares was approximately $727,189,547.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.                 Purpose of Transaction.

                              The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

                              The Reporting Persons have retained Ken Moelis' firm Moelis & Company LLC to serve as financial advisor to the Reporting Persons in connection with their investment in the Issuer.

Item 5.                 Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 38,988,960 Shares, which collectively represent approximately 5.71% of the Issuer’s outstanding Shares.  Corvex may be deemed to have sole power to vote and sole power to dispose of 38,988,960 Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The Soroban Persons may be deemed to be the beneficial owner of 21,000,000 Shares, which represent approximately 3.07% of the Issuer’s outstanding Shares.  Each of the Soroban Persons may be deemed to have shared power to vote and dispose of such Shares.

The aggregate Shares reported as beneficially owned by the Corvex Persons and the Soroban Persons is 59,988,960 Shares, which collectively represent approximately 8.78% of the Issuer’s outstanding Shares.  The aggregate beneficial and economic ownership interest held by the Reporting Persons (including the instruments referred to in Item 6) represents 68,076,960 Shares and Share equivalents, or approximately 9.96% of the outstanding Shares.

The percentages calculated in the immediately foregoing paragraph and in the paragraphs above are calculated based on a total of 683,428,418 Shares outstanding as of October 28, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 31, 2013.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D except to the extent expressly noted herein.

(c)           Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

CUSIP No. 969457100	Page 8 of 10 Pages

(d)           Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of (or investors in) each of the private investment funds for which SCP LLC or its affiliates acts as general partner, managing member and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests, limited liability company interests or investment percentages in their respective funds.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Between February 6, 2014 and February 14, 2014, the Reporting Persons closed out swaps referencing an aggregate of 8,775,599 Shares.  Following such transaction, the notional number of Shares specified in the remaining swaps held by the Reporting Persons is 0 with respect to Corvex and 0 with respect to SMF Fund.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                 Material to be Filed as Exhibits.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

CUSIP No. 969457100	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: February 14, 2014	KEITH MEISTER

By: /s/ Keith Meister

Date: February 14, 2014	SOROBAN MASTER FUND LP

By: /s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Authorized Signatory of its InvestmentManager

Date: February 14, 2014	SOROBAN CAPITAL PARTNERS LLC

By: /s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: February 14, 2014	ERIC W. MANDELBLATT

By: /s/ Eric W. Mandelblatt

CUSIP No. 969457100	Page 10 of 10 Pages

EXHIBIT 2

TRANSACTIONS

Together with Exhibit 2 previously attached to the Schedule 13D, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 1:00 p.m., New York City time, on February 14, 2014.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE / PREMIUM PER OPTION
Corvex – Open Market Share Purchase	2/6/2014	1,200,000	40.7897
Corvex – Open Market Share Purchase	2/7/2014	1,200,000	41.3892
Corvex – Open Market Share Purchase	2/11/2014	1,200,000	41.5870
Corvex – Open Market Share Purchase	2/12/2014	800,000	40.8802
Corvex – Open Market Share Purchase	2/13/2014	1,200,000	41.0193
Corvex – Open Market Share Purchase	2/14/2014	811,000	40.8200
Soroban – Open Market Share Purchase	2/6/2014	1,200,000	40.8247
Soroban – Open Market Share Purchase	2/7/2014	1,164,599	41.4092